

02003259

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 49250

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sincerus Investments, Inc. ~~(CRD 40965)~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2209 Chesterfield Drive
(No. and Street)

Maryville, Tennessee 37803-6536
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Parrish, President & Registered Principal (865) 681-8409
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ingram, Overholt & Bean, P.C. - Ms. Karen Edwards, CPA
(Name — *if individual, state last, first, middle name*)

230 East Broadway, Maryville, Tennessee 37804
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 1 5 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



SEC MAIL
RECEIVED
PROCESSING
FEB 2 6 2002
WASH, D.C.
354
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael E. Parrish, President & Registered Principal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sincerus Investments, Inc. (CRD 40965, SEC 8-49250), as of December 31st, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No Exceptions

Michael E. Parrish 2/25/02
Signature

President & Registered Principal
Title

Notary Public
Steven L. Hurd 2/25/2002
My commission expires Oct. 31, 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. Not Required
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SINCERUS INVESTMENTS, INC.

FINANCIAL STATEMENTS

For the Year Ended December 31, 2001

SINCERUS INVESTMENTS, INC.
FINANCIAL STATEMENTS
For the Year Ended December 31, 2001


SEC MAIL PROCESSING
RECEIVED
FEB 26 2002
WASH. D.C.
354
SECTION

TABLE OF CONTENTS

INGRAM, OVERHOLT & BEAN, PC
CERTIFIED PUBLIC ACCOUNTANTS
230 E. BROADWAY
MARYVILLE, TENNESSEE 37804

JOE S. INGRAM, CPA
LONAS D. OVERHOLT, CPA
ROBERT L. BEAN, CPA

TELEPHONE
865-984-1040
FACSIMILE
865-982-1665

January 17, 2002

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Sincerus Investments, Inc.
Maryville, Tennessee

We have audited the accompanying balance sheet of Sincerus Investments, Inc., (a Tennessee Corporation) as of December 31, 2001, and the related statements of income, retained earnings, (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sincerus Investments, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose for forming an opinion on the basic financial statements taken as a whole. The supplemental statements are presented for additional analysis and are not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ingram, Overholt & Bean, P.C.

Karen Edwards, CPA

Karen Edwards, CPA
Partner

SINCERUS INVESTMENTS, INC.
BALANCE SHEET
December 31, 2001

ASSETS

Current Assets:	
Cash	$ 8,655
Fixed Assets:	
Office furniture and equipment	3,266
Less: Accumulated depreciation	(499)
Net Fixed Assets	2,767
TOTAL ASSETS	$ 11,422

LIABILITIES AND EQUITY

Current Liabilities:	
Accounts Payable	$ 343
Accrued payroll taxes	659
Total Current Liabilities	1,002
Stockholder's Equity:	
Common Stock (no par value, 1,000 shares authorized, 900 shares issued and outstanding)	10,000
Restricted Net Capital (Note B)	6,000
Retained Earnings (deficit)	(5,580)
Total Stockholder's Equity	10,420
TOTAL LIABILITIES AND EQUITY	$ 11,422

See accompanying independent auditors' report and notes.

SINCERUS INVESTMENTS, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS (DEFICIT)
For the Year Ended December 31, 2001

Commission revenue	$ 15,097
Sales Expense:	
Commissions	916
Administrative Expenses:	
Automobile expense	507
Bank service charges	52
Continuing education	359
Contributions	900
Depreciation expense	391
Dues and subscriptions	214
Filing fees	827
Insurance	3,932
Interest expense	16
Payroll tax expense	391
Postage	177
Printing	4
Professional fees	2,053
Registration and exam fees	600
Salaries	3,500
Supplies	89
Taxes	329
Telephone	530
Travel	1,180
Total Administrative Expenses	16,051
Total Sales and Administrative Expenses	16,967
Net Income (Loss)	(1,870)
Retained Earnings (Deficit) – Beginning of Year	(3,710)
Retained Earnings (Deficit) – End of Year	$ (5,580)

See accompanying independent auditors' report and notes.

SINCERUS INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (loss)	$	(1,870)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activites:		
Depreciation		391
Changes in assets and liabilities:		
Decrease in Commissions receivable		1,800
Increase in Accounts payable		150
Decrease in accrued payroll taxes		(6,001)
Net Cash Provided (Used) By Operating Activities		(5,530)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of office equipment		(1,753)
NET INCREASE (DECREASE) IN CASH		(7,283)
CASH, BEGINNING OF YEAR		15,938
CASH, END OF YEAR	$	8,655

SUPPLEMENTAL INFORMATION:

Interest Paid	$	16

See accompanying independent auditors' report and notes.

SINCERUS INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2001

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. Nature of Operations:

The company was incorporated as a Tennessee corporation on March 11, 1996 and subsequently became a broker-dealer in the National Association of Securities Dealers, Inc. Mr. Michael Parrish is the registered principal of the corporation.

Sincerus Investments, Inc. maintains its books and records in accordance with the provisions provided in SEC 240.17a-5 and is currently in compliance with these provisions. It limits business to the activities and method of operation described in paragraph (a)(2)(vi) of SEC Rule 15c3-1 and processes all mutual fund transactions according to the application way and in accordance with the exemptive provision of paragraph (k)(l) of SEC Rule 15c3-3. Specifically the company must maintain a net capital of not less than $5,000.

Sincerus has been exempted from the Lost and Stolen Securities Program because it is a member of a national securities exchange who effects securities transactions through the trading facilities of the exchange and has not received or held customer securities within the last six months.

2. Basis of Financial Statement Preparation:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the reporting period. Actual results could differ from those estimates.

3. Cash and Cash Equivalents:

Cash and cash equivalents are defined as cash and investments that have an original maturity of less than three months.

4. Property and Equipment:

Property and equipment is recorded at cost less accumulated depreciation and includes expenditures which substantially increase the useful lives of existing property and equipment. Maintenance and repairs are charged to expense as incurred. When property and equipment is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the respective accounts and any gain or loss on the disposition is credited or charged to income.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

4. Property and Equipment (Continued):

Depreciation is computed using the straight-line method based on the estimated useful lives of the individual assets.

NOTE B – RESTRICTED NET CAPITAL REQUIREMENT:

These funds may not be withdrawn for any reason by the stockholders.

NOTE C – FEDERAL INCOME TAXES:

There is no provision for Federal income taxes due to the loss carry forward for the past years.

SINCERUS INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL
December 31, 2001

Stockholder's Equity:		
Common Stock		$ 10,000
Restricted Net Capital		6,000
Retained Earnings (Deficit)		(5,580)
Total Stockholder's Equity		10,420
Add: Allowable Subordinated Liabilities		-
Other Deductions or Credits		-
Total Capitalization and Allowable Subloans		10,420
Deduction: Non-Allowable Assets		(1,578)
Other Deductions and Charges		-
Net Capital Pursuant to SEC Rule 15c3-1		$ 8,842
Net Capital per Focus Report at December 31, 2001 (Part IIA)		$ 10,420
Reconciliation:		
Equity per this report	$ (5,580)	
Equity Per Focus report	(5,580)	-
Net Difference		$ -

See accompanying independent auditors' report and notes.

SINCERUS INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
December 31, 2001

Increase in common shares	$ -
Net income (loss) for the current period	(1,870)
Total Increase (decrease)	(1,870)
Stockholders Equity: December 31, 2000	$ 12,290
Stockholders Equity: December 31, 2001	$ 10,420

See accompanying independent auditors' report and notes.

SINCERUS INVESTMENTS, INC.

Supplemental Report pursuant to SEC Rule 17a-5(d)(4)

December 31, 2001

No material inadequacies were found to exist since the date of the previous audit report.

See accompanying independent auditors' report and notes.

SINCERUS INVESTMENTS, INC.

Statement of Changes in Liabilities Subordinated to
Claims of General Creditors

There were no liabilities subordinated to claims of general creditors detected in this audit examination and no disclosure was reported in the Focus Report, Part IIA, filed as of December 31, 1998, 1999, 2000, and 2001.

See accompanying independent auditors' report and notes.

INGRAM, OVERHOLT & BEAN, PC
CERTIFIED PUBLIC ACCOUNTANTS
230 E. BROADWAY
MARYVILLE, TENNESSEE 37804

JOE S. INGRAM, CPA
LONAS D. OVERHOLT, CPA
ROBERT L. BEAN, CPA

TELEPHONE
865-984-1040
FACSIMILE
865-982-1665

January 17, 2002

INDEPENDENT AUDITORS' REPORT ON COMPLIANCE AND ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors
Sincerus Investments, Inc.
Maryville, Tennessee

We have audited the financial statements of Sincerus Investments, Inc., as of and for the year ended December 31, 2001, and have issued our report thereon dated January 17, 2002. We conducted our audit in accordance with auditing standards generally accepted in the United States of America.

Compliance

As part of obtaining reasonable assurance about whether Sincerus Investments, Inc.'s financial statements are free of material misstatement, we performed tests of its compliance with certain provisions of laws, regulations, and contracts, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. However, providing an opinion on compliance with those provisions was not an objective of our audit, and accordingly, we do not express such an opinion. The results of our tests disclosed no instances of noncompliance that are required to be reported.

Internal Control Over Financial Reporting

In planning and performing our audit, we considered Sincerus Investments, Inc.'s internal control over financial reporting in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control over financial reporting. Our consideration of the internal control over financial reporting would not necessarily disclose all matters in the internal control that might be material weaknesses. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control over financial reporting and its operation that we consider to be material weaknesses.

This report is intended solely for the information and use of the Board of Directors, management, and NASD Regulation and is not intended to be and should not be used by anyone other than these specified parties.

Ingram, Overholt & Bean, P.C.

Karen Edwards, CPA

Karen Edwards, CPA
Partner